

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 4720

November 12, 2009

By U.S. Mail and Facsimile to: (757) 629-0660

John A.B. Davies, Jr.
President and Chief Executive Officer
Hampton Roads Bankshares, Inc.
999 Waterside Drive, Suite 200
Norfolk, Virginia 23510

> **Re: Hampton Roads Bankshares, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 12, 2009**
> **File No. 001-32968**

Dear Mr. Davies:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jessica Livingston
Senior Attorney Advisor

cc: William A. Old, Jr.
S. Scott Lieberman
Williams Mullen
(By facsimile)